VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
December 10, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Geoffrey Kruczek, Esq.

Re:	Irvine Sensors Corporation Form RW-WD Withdrawal of Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-131770)
Ladies and Gentlemen:
At the request of the Staff of the Securities and Exchange Commission (the “Commission”), Irvine Sensors Corporation, a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of the Form RW filed on August 23, 2007 (File No. 333-131770). The filing was incorrectly filed as a Form RW and was intended to be filed as a post-effective amendment on Form S-1 to the Registration Statement on Form S-3 (the “Registration Statement”) (File No. 333-131770) that was originally filed on February 10, 2006. Shortly after the filing of this Form RW-WD, the Company intends to file a post-effective amendment on Form S-1 to the Registration Statement (File No. 333-131770) to request the deregistration of the unsold shares identified in the Registration Statement (File No. 333-131770).
The Company respectfully requests that a written order granting the withdrawal of the incorrectly filed Form RW (File No. 333-131770) be issued by the Commission as soon as practicable.
Should you have any questions regarding this matter, please do not hesitate to contact the undersigned or Ellen S. Bancroft, Esq. (949-932-3670) of Dorsey & Whitney LLP, legal counsel to the Company.
Respectfully submitted,

IRVINE SENSORS CORPORATION
/s/ JOHN C. CARSON
By: John C. Carson
President and Chief Executive Officer

cc:	Ellen S. Bancroft, Esq.
3001 Red Hill Avenue, Building 3, Suite 108, Costa Mesa, California 92626-4526
Telephone: (714) 549-8211 Fax: (714) 557-1260